#2300 – 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

September 26, 2012

MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

This Management Discussion & Analysis (“MD&A”) for Dorato Resources Inc. (the “Company” or “Dorato” or “we” or “us”) for the three and six months ended July 31, 2012 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of September 26, 2012, and compares its financial results to the three months ended July 31, 2012 to the same period of the prior year. This MD&A provides a detailed analysis of the business of Dorato and should be read in conjunction with the Company’s unaudited consolidated interim financial statements for the quarters ended July 31, 2012 and 2011 which are prepared in accordance with International Financial Reporting Standards (IFRS) (the “Financial Statements”) and the Company’s audited consolidated financial statements for the years ended January 31, 2012 and 2011. The Company’s reporting currency is the Canadian dollar, and all monetary amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company is presently a “Venture Issuer” as defined in NI 51-102.

This MD&A contains certain statements that may constitute “forward-looking statements”. These forward-looking statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. These forward-looking statements include, but are not limited to, statements regarding future anticipated property acquisitions, the content, cost, timing and results of future anticipated exploration programs, the anticipated discovery and delineation of mineral resources/reserves, proposed business and financing plans (including private placements of equity securities), anticipated business trends and potential future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s inability to negotiate successfully for the acquisition of interests in mineral properties, the determination of applicable governmental agencies not to issue the exploration concessions applied for by the Company or excessive delay by the applicable governmental agencies in connection with any such issuances, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 2

All of the Company’s public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. This MD&A reflects information available as at September 26, 2012.

OVERVIEW

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company.

Our Business

We are engaged in the acquisition and exploration of mineral properties in Peru. We have entered into seven option agreements granting us the option to earn a 100% interest in certain mineral claims and mining concessions located in Peru that we collectively refer to as the Cordillera del Condor Project (consisting of the Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property, David Property, Marita Property and Cangaza Property) and one option agreement granting us the option to earn a 100% interest in the Deborah Property. Peruvian Government approval is required prior to exercising the options to acquire these properties and [, as described below,] this approval is in the process of being obtained [for certain of the properties]. We previously held an additional option agreement related to the Cordillera del Condor Project, the option agreement for the Afrodita Property, but we terminated this agreement in May, 2012 in order to reduce our holding costs.

The material terms of our option agreements are as follows:

  We have fulfilled the commercial terms of the option to earn 100% interest in the Vicmarama Property. In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares. 250,000 shares were issued on TSX-V approval and an additional 250,000 shares were issued on April 16, 2009 and the remaining 250,000 shares were issued on November 17, 2009. We also agreed to pay US$250,000 as consideration for the Vicmarama Property and the final instalment of US$50,000 was paid on April 24, 2009. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in the Maravilla Property. In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,250,000 common shares, which have been issued. We also paid US$300,000 as consideration for the Maravilla Property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn a 100% interest in the Lahaina 1 Property. In order to earn the 100% interest in the Lahaina 1 Property, we issued 3,400,000 common shares. We also paid US$270,000 as additional consideration for the property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in the Lahaina 2 Property. In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued upon TSX-V approval and an additional 500,000 shares were issued on April 16, 2009. The remaining 750,000 shares were issued on November 17, 2009. We also agreed to pay US$400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 3

  On June 5, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in the David Property. In order to earn a 100% interest we agreed to pay US$66,031 plus an additional consideration of US$5,000 on exercise of the option/assignment. The exercise of the option will be triggered by issuance of the Supreme Decree to the Company.

  On June 11, 2010, the Company entered into an option agreement to acquire a 100% interest in the Marita Property, (please see news release dated June 11, 2010). In order to earn the 100% interest we will pay US$200,000 within 10 days of TSX-V approval (approved on June 15, 2010 and paid) and issue an aggregate of 1,000,000 shares. 50,000 shares were issued on July 25, 2011, an additional 200,000 on or before June 15, 2012 and 750,000 on or before June 15, 2013. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in the Cangaza Property by making cash payments of US$150,000 and issuing 1,050,000 common shares. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  On September 16, 2011, the Company entered into an option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru. Under the terms of the option agreement, the Company can acquire a 100% interest in the property in exchange for cumulative payments of US$6,000,000 over a minimum of 5 years. The detailed terms of the option agreement are summarized in the table below.

Event	USD Cash Payments
TSX-V Approval ‘effective date’	$50,000 (paid)
On commencing drill-testing ‘drill date’	$200,000
1 year anniversary of drill date	400,000
2 year anniversary of drill date	600,000
3 year anniversary of drill date	900,000
4 year anniversary of drill date	1,200,000
5 year anniversary of drill date	2,650,000
6,000,000
  The option agreement required an immediate payment of $50,000 on receipt of TSX-V approval (“Effective Date”). This payment was made and the Company commenced systematic surface exploration of the property in early February, 2012. A second payment of $200,000 is payable on the commencement of drilling (“Drill Date”) and all subsequent payments are tied to this drill-related anniversary. In addition, a royalty of $4.00 per ounce of gold produced is payable to the underlying vendors, up to a maximum of $2,000,000. There was no finder’s fee paid by the Company in connection with the Option Agreement.

  In May, 2012, we terminated our option agreement relating to the Afrodita Property in the Cordillera del Condor Project in order to reduce our holding costs. As a result, the Company no longer holds any interest in this property and at January 31, 2012, the Company’s interest in this property ($7,957,496) was written off.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 4

CORDILLERA DEL CONDOR PROJECT

The Condor Gold-Copper Belt is centred on the Cordillera del Condor, a geological terrain that traverses the Peru-Ecuador border, extending for 200 km on a north-south trend. The belt represents one of the most important gold-bearing districts in the region since pre-Incan times.

On the Ecuador side of the border, historical small-scale, high-grade, gold production is reported to have exceeded 100,000 ounces (oz.) per year. Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 grams per tonne (g/t) gold) and Dynasty Metals & Mining Inc.’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated resource of 0.58 million contained ounces gold at 12.4 g/t gold, plus inferred resources of 0.71 million contained ounces at 11.5 g/t gold).

In addition to being a major gold belt, the Cordillera del Condor Belt is a prolific copper-gold porphyry belt, well known for discoveries like Corriente Resources Inc.’s (now CRCC-Tongguan Investment Co., Ltd.) Mirador copper-gold porphyry deposit (438 million measured & indicated tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte copper-gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; and an inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold). There are two additional porphyry deposits 40 km to the north of Mirador, with Inferred resources of 463 Mt at 0.66 % Cu (Inferred Resource category as per CIM, 2005) at Panantza, and 600 Mt at 0.59 % Cu at San Carlos.

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR but has not been independently verified by us.

In contrast, the Peruvian portion, which geologically comprises approximately 45-50% of the Cordillera del Condor belt, is mostly unexplored. Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known mineralized trends as well as numerous placer and hard-rock gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

Dorato, through a series of option agreements detailed above, had the right to earn a 100% interest in approximately 950 square kilometres of exploration ground. The work program, operated by Minera Afrodita returned excellent drill and regional results to date, with discoveries of several significant, gold and copper-bearing systems. However, none of these discoveries warranted further work to outline resources. Future work will concentrate on regional geochemical sampling over the remaining 80% of the concessions that to date still lack surface exploration.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 5

TARICORI
LUCERO
Afrodita Concessions
COBRECON
COBRECON SURESTE
COBRECON SUR
drill holes
Mirador & Mirador Norte Cu-Au Porphyries
Fruta del Norte Epithermal Au
PONCE ANTUNEZ BLOCK
CANGAZA BLOCK
Chinapintza Epithermal Au
El Hito Cu-Porphyry
Santa Barbara Au-Skarn
Nambija Au-Skarn District
AREA OF INSET
ECUADOR
PERU
MAIN BLOCK
SOUTHERN BLOCK
N
0 5 10
kilometres
Post-mineralization Cretaceous Sediments
arenite, redbeds
limestone, shale
quartz arenite
Late Jurassic Skarn & Epithermal Hosts:
arenite, minor limestone
calcalkaline volcanic rocks
Porphyry Host:
granite, diorite, subvolcanic dacite
Late Triassic - Early Jurassic Skarn & Epithermal Hosts:
marine shales, carbonate
Marañon complex
CORDILLERA DEL CONDOR
Geology & Regional Prospects

Map of Mineral Properties, with geology and other mineral prospects. The area covered by Minera Afrodita |
concessions is shown in the cross-hatch pattern in the map inset; this ground is no longer of interest to Dorato.

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Management Discussion & Analysis
Period Ended April 30, 2012	Page 6

Regional Work – Project Pipeline

Phase III regional exploration began in July 2010 using airborne geophysical data collection to generate initial targets to be followed up with stream geochemical sampling. The regional airborne geophysical survey was completed in May, 2011 and collected the same magnetic and electromagnetic data as the 2008 airborne survey, with an additional radiometric component to potentially help identify porphyry mineralization. Magnetic, electromagnetic and radiometric data now covers 115 kilometres of strike length along the belt, or 92 000Ha.

A review of the data has outlined 18 geophysical targets (see News Release of Dec 6, 2010), including the drill-tested Lucero (T1) and Cobrecon (T4) targets. Up to July 2011, these new anomalies were being investigated on the ground with detailed silt and reconnaissance rock sampling and mapping. The targets were re-prioritized based on the geochemical and geological results. The targets are likely to shift and more emerge as the anomalies are ground-proofed and new ideas generated.

The targets are identified based on their anomalous magnetic and EM signatures. Using Lucero as a model, the magnetic highs with associated EM conductors are probably due to magnetite-pyrite skarn mineralization. Where there is skarn, there should be associated porphyry mineralization and possible sediment-hosted disseminated mineralization.

The first step in verifying the targets as prospective gold-copper mineralization is to collect close-spaced silt samples and reconnaissance rock samples from the creeks draining the anomaly. Each target will be first silt sampled, and then soil and channel rock samples will be collected from the most geochemically anomalous targets. The most robust soil and rock sample anomalies will then be drilled. This work was started in the main concession block, moving south from Cobrecon, but was halted due to social problems arising near target T12 in May 2011. Consequently the focus has shifted to the Ponce Atunez block, where exploration activity will not affect any communities.

Dorato, through Minera Afrodita, collected a total of 1,040 rock samples, 100 stream sediment samples and 857 soil samples during the 2009 program. A further 1,300 rock samples, 8 stream sediment samples, and 870 soil samples were collected during the 2010 exploration program. Sampling commenced again in late January 2011, with the continuation of soil and rock sampling at the Cobrecon (T4) Cu-Au porphyry target, which in April advanced to the drill stage. Regional targets up to T8 have now been silt sampled, with advance helipads completed to T13. A few reconnaissance rock and silt samples have also been collected from the Ponce Atunez block, near targets T16-18. To date there have been 600 rock, 971 soil, and 80 silt samples collected.

Taricori Gold Veins

Taricori Gold Zone

The Taricori Gold Zone drill program was completed in late 2010 and no further work is planned by the company, as the project falls entirely within the Minera Afrodita concession block. The project was advanced through early-stage exploration to advanced exploration (initial drill-testing). The drill program discovered high-grade, narrow vein-hosted gold mineralization. However, the discovery was considered to be of limited size and of limited potential interest to major mining companies seeking an acquisition opportunity. For this reason, the next step in the exploration process, resource definition, was not pursued.

Lucero Skarn and Porphyry

The Lucero discovery, located in the Taricori Block, was defined initially by coincident magnetic and electromagnetic geophysical anomalies and anomalous silt geochemistry. Follow-up rock sampling and trenching (48.9 meters grading 3.97 g/t gold and 0.25% copper) defined a mineralized zone 1,000 by 750 meters in size. Lucero is a 100% grass-roots discovery and was not previously exposed by informal miners. On completion of early-stage exploration, Minera Afrodita moved to advanced exploration, completing 25 drill holes totalling 5,975 meters. The discovery was considered to be of limited size and of limited potential interest to major mining companies seeking an acquisition opportunity. For this reason, the next step in the exploration process, resource definition, was not pursued. The company is seeking a joint venture agreement with a junior or mid-tier mining company, for whom the discovery could potentially be of considerable interest. Only a small portion along the western margin of Lucero is affected by the release of the Minera Afrodita concessions, including three drill holes (LUC-04, 05 and 07) that did not intersect significant gold or copper mineralization.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 7

Cobrecon Cu-Au Porphyry

AngloGold completed work in this area in 2004-05, under an option agreement with Minera Afrodita. They explored the northern portion of the Cobrecon area, which they called Conguime. Their silt sampling outlined a broad geochemical anomaly, which Afrodita’s recent silt sampling later corroborated.

Cobrecon comprises three separate target areas. All areas have undergone early-stage exploration (geophysics, geochemistry, mapping, drill target generation). The Cobrecon Cu-Au porphyry target contains multiple anomalies over several kilometres, with the Phase I drilling completed on the northern anomaly. Zonation of the soil geochemical anomaly suggests three porphyry systems are present. Two of these, Cobrecon and Cobrecon Sur, are now well-defined at surface by ridge and crest soil sampling, while the latest discovery, Cobrecon Este, is open to the south and east, pending further surface sampling, but appears to be the same size as the other two anomalies based on the EM anomaly.

The termination of the Minera Afrodita option agreement affects the Cobrecon area significantly, in that the northern target (Cobrecon) is divided roughly in half, and the south anomaly (Cobrecon Sur) is reduced by roughly 75%. Cobrecon Este and anomalous silt samples to the south are unaffected by the change in concession coverage.

Map of northern Cobrecon target, showing portion returned to Minera Afrodita (Campana 2 concession).

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 8

Map of entire Cobrecon area, showing portion returned to Minera Afrodita (Campana 1 and 2, Hito, and Apu concessions).

Porphyry systems are already known in the Ecuadorian Cordillera del Condor terrane with deposits such as Mirador, Panantza, and San Carlos (Corriente Resources) to the north, stretching over 40 km north-south from the border. These are significant deposits, with Mirador and Mirador Norte containing 609 MT at 0.58% Cu and 0.17 g/t Au Indicated, with additional Inferred resources of 281 Mt at 0.52% Cu and 0.15 g/t Au. The Panantza and San Carlos deposits, 40 km to the north of Mirador, contain 463 Mt of Inferred at 0.66 % Cu at Panantza, and 600 Mt at 0.59 % Cu at San Carlos. These are all classic calc-alkaline Cu-Au porphyries related to the emplacement of Late Jurassic subvolcanic intrusions into the late Middle Jurassic Zamora granite batholith. The identical geology occurs at Cobrecon.

Also in Ecuador, and to the south of Taricori and the Chinapintza District, El Hito and Santa Barbara represent two additional, albeit weakly mineralized, porphyry systems. The deposits have not been dated but are probably the same age as the Corriente porphyries, as they occur in the same rocks. El Hito, situated on the Peruvian border just northwest of and contiguous with Cobrecon Sur, contains copper mineralization in a coarse-grained quartz diorite to granodiorite stock. Valerie Gold drilled four core holes in 2000 in the central part of the deposit on the Ecuadorian side, which returned intersections up to 300 metres long grading about 0.3% Cu, with minor gold. Santa Barbara is a high-level Cu-Au porphyry-skarn deposit located about 4 km west of El Hito. Mineralization is described as occurring in stockwork zones in altered porphyry and within skarn zones in a roof pendant of Misahualli volcanics. Results of trenching and drilling by Valerie Gold indicate a potential resources of >700,000 oz Au (21 million tonnes of approximately 1 g/t Au and 0.12% Cu). Note that, as per National Instrument 43-101 standards of disclosure, this estimate is conceptual in nature and there has been insufficient exploration to define a mineral resource; it is uncertain that further exploration will result in the target being delineated as a mineral resource.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 9

Royalty Agreement

On June 22, 2012 the Company entered into a Royalty Purchase Agreement with Franco-Nevada Corporation (“Franco”) whereby Franco has been granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash (received). This Agreement replaces the Royalty Option Agreement between the parties dated August 18th, 2008 and amended March 30th, 2009 which the parties mutually agreed to terminate.

DEBORAH PROPERTY

On September 28, 2011, the Company announced that it entered into an option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru. The property is located only one hour east of the city of Cajamarca, with good access via paved and dirt roads, and is nestled between several major ore deposits including Anglo American’s Michiquillay Copper-Gold Porphyry, located 6 kilometres to the southwest (631MT of 0.69% copper, 0.15 g/t gold, and 0.02% moly) and China Minmetals and Jiangxi Copper Corp’s El Galeno Copper-Gold Porphyry, located 6 kilometres to the north (661MT of 0.50% copper, 0.12 g/t gold), though it is not possible to determine if similar results will be obtained from the property.

N
MINAS CONGA
618MT @ 0.3% Cu,
0.8 g/t Au
LA CARPA
2.2 Moz. Au
1.2 Blbs. Cu
YANACOCHA DISTRICT
36Moz Au
EL GALENO
661MT @ 0.50% Cu
0.12 g/t Au, 0.013% Mo
HILORICO
19.4MT @ 0.65 g/t Au oxide, and
21.3MT @ 0.93 g/t Au sulphide
Punre
Fault
DEBORAH
MICHIQUILLAY
631MT @ 0.69% Cu
0.15 g/t Au
Legend
colluvium, alluvium
Tertiary volcanics
Tertiary subvolcanic dacite
Cretaceous
Upper Cretaceous carbonate
L. Cretaceous carbonate
L. Cretaceous sandstone, lutite
Late Jurassic
quartzite sandstone, shale
secondary dirt road
primary dirt road
paved road
0
5
10
kilometres
Encañada
Cajamarca
PERU

Location and Regional Geology, Deborah Project

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Management Discussion & Analysis
Period Ended April 30, 2012	Page 10

Regional Context

There are several major, large scale producing mines and significant development projects in the belt and, more importantly, in the immediate vicinity of the property. The geology between all local deposits is similar, with mineralization related to Miocene dacite porphyry stocks intruding Lower to Upper Cretaceous carbonate and sandstone units, though it is not possible to determine if the Deborah property will be similar.

The Michiquillay deposit (6 kilometres to the southeast) is controlled by Anglo American Plc., who acquired the deposit in 2007, having submitted the winning bid in a public auction process. Anglo acquired the property for $403 million. The deposit hosts 631 Mt grading 0.69% copper, 0.15 g/t gold, with 100–200 ppm molybdenum. Exploration and resource definition is on-going.

The El Galeno and Hilorico deposits are controlled by Lumina Copper S.A.C., jointly owned by China Minmetals (60%) and Jiangxi Copper Corp. (40%). Copper Bridge Acquisition Corp (“CBAC”) acquired the deposit from Northern Peru Copper Corporation in 2008 for $455M. At the time of sale, the prefeasibility study estimated probable reserves of 661Mt grading 0.50% copper, 0.12 g/t gold, and 0.013% molybdenum.

The gold breccia at Hilorico, 1 kilometre northeast of Galeno on the adjacent El Molino concession, may be the closest geological analogue to Deborah property, although this interpretation will have to be tested by future exploration. Northern Peru Copper completed 13,000 metres of drilling at Hilorico before the transaction with CBAC in 2008. Historic drill intersections of note include 213 metres of 1.04 g/t Au and 1.6 g/t Ag, and 82.5 metres of 1.04 g/t Au. According to the 2007 Prefeasibility study (NI 43-101 compliant), the deposit contains Inferred Resources of 19.4MT at 0.65 g/t gold and 3.3 g/t silver (407,000 ounces using a 0.3g/t gold cut-off in the oxide zone,), with additional sulphide resources of 21.3MT at 0.93 g/t gold and 4.8 g/t silver (641,000 ounces at 0.5g/t gold cut-off).

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents, and has not been independently verified by us.

Deborah Exploration History

There are numerous exploration and small scale gold production adits on the Deborah property developed over the last 100 years targeting gold-rich structures, replacements and breccia bodies. Newmont Peru drilled 13 holes at Deborah in 2006 in the area of historic workings, targeting the down dip extension of the near vertical mantos (bedding parallel layer) of gold and silver-bearing sulphides and related SE trending breccia zones along the western edge and in the southeast corner of the concession. A large area of almost no outcrop in the centre of the property was not drill tested, nor surface sampled.

The underlying property vendors have provided historical exploration data from Newmont’s exploration drill program. Gold and silver assay results include:

DRILL HOLE	THICKNESS (m)	GOLD (g/t)	SILVER (g/t)
DEB-002	9.20	1.26	2.6
DEB-003	51.35	0.51	3.4
and	44.00	0.73	12.3
DEB-004	47.75	0.59	18.0
DEB-005A	4.05	1.30	43.0

These holes appear to have targeted breccia in quartzite adjacent to an area of sulphide veining in the southwest corner of the concession, where surface channel samples returned anomalous precious metal values.

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Management Discussion & Analysis
Period Ended April 30, 2012	Page 11

Deborah Geology

Thick-bedded to massive quartzite of the Late Jurassic Chicama Formation and/or Lower Cretaceous Chimu Formation is intruded by hornblende granodiorite and dacite porphyry, the latter of which forms a large recessively weathered central stock on the property

Carbonate of the Santa Formation is present in the northeast corner of the concession, apparently in fault contact across a 1-5m wide pyrite-bearing breccia. These units are the same as those hosting mineralization at El Galeno 6 km to the northwest, and Michiquillay 6 km to the southwest.

Exploration Potential

The 13 holes drilled by Minera Yanacocha (Newmont) are concentrated in the area of historic workings, and appear to have targeted the down dip extension of the near-vertical gold-silver rich replacement bodies and related southeast trending breccia along the western edge of the concession. None of the holes were drilled under an extensive recessive zone northeast of the main quartzite hill, and neither was the area covered in the surface rock sampling. Part of this area was mapped as dacite porphyry, though it is much more recessive than the dacite porphyry to the south.

Mineralization at the Galeno porphyry deposit is also recessive and forms a topographically low area in the surrounding resistive quartzite. The central recessive zone at Deborah is therefore considered a prospective area, as this is where highly fractured and mineralized zones might be expected to occur. The recessive zone is in fact on strike with the tectonic breccia related to the regional Punre fault, which geologically connects Deborah with the Hilorico gold-breccia target east of Galeno, and may represent a splay of the structure. Also, the carbonate could be an important unit in terms of hosting disseminated mineralization in permeable (decalcified) sandy horizons along strike and adjacent to the mineralized breccia. This target has yet to be drill tested.

Phase 1 Exploration Completed

The first phase of surface exploration commenced in February 2012 following receipt of approvals for surface access from the land title holders. Soil lines spaced 100 meters apart, with samples spaced 50 meters apart were covered a 120 Ha core area of the property. Outcrops within this area were also chip sampled, mostly over 1-2 meter lengths. Assay results from soils returned a maximum value of 1.78 g/t gold, with 20% of the soil samples returning >0.129 g/t gold and 10% returning >0.284 g/t gold. The sampling has defined two gold anomalies that are approximately 400 meters each in extent when contoured at the 0.1 g/t gold level. Both anomalies show a strong correlation with pathfinder elements arsenic and antimony, as well as silver and lead. Overburden, comprising quartzite talus from the main ridge, covers the area between the two anomalies and possibly mineralization linking them into a singular northeast-trending zone.

The central anomaly is a circular feature at the intersection of northwest- and southwest-trending structures, on the northeast flank of the main ridge. One artisanal working was discovered, and breccia within this assayed 0.43 g/t gold over 2 meters. The central anomaly has significantly less silver than the soil anomaly over the western breccias drilled by Newmont in 2006, suggesting a different type of mineralization. The northeastern anomaly abuts the eastern boundary of the concession and is open to the north. One rock sample from the south edge of the anomaly returned 1.24 g/t gold over 1.5 meters.

The soil samples returned better gold values than the soil samples, supporting the exploration model that gold mineralization at Deborah is hosted by recessive, sulphide-rich material that does not crop out well and remains under-sampled.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 12

Work Completed, Gold Soil Anomaly, Deborah Project

Work Plan

The second phase of surface work will be approximately 800 meters of hand-trenching on both central and northeast anomalies, with additional soil samples to close off the northeast anomaly. Some test pits will also be excavated in the area of talus to determine depth to bedrock, and sampled where appropriate. Results from the second phase of work will identify drill targets.

QUALIFIED PERSON AND QA/QC

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, reviews and is responsible for the scientific and technical information that forms the basis of all public disclosures. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all drilling, geophysics, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

Quality control and quality assurance is implemented in the field and results are monitored regularly throughout the sampling programs. Blind certified reference material, certified coarse blank material, quarter-core duplicates and preparation duplicates are inserted at regular intervals (1/20) into the sample sequence. On-site personnel rigorously collect and track samples which are then security sealed and trucked by a third party shipper to either the ACME affiliate preparation laboratory in Cuenca, Ecuador, for the Cordillera del Condor project, or to ALS Laboratories in Lima, Peru, for the Deborah property. Here the samples’ weights are recorded and the samples are cross-referenced with the sampling list.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 13

For samples sent to ACME, after coarse crushing and pulverizing to >80% passing 200 mesh, a 250g split is forwarded to ACME Analytical Laboratories (“ACME”) in Vancouver, BC, Canada for analysis. ACME's quality system complies with the requirements for the international standards ISO 9001:2008 and ISO 17025:2005. Samples are analysed for gold by fire assay (30g) and forty additional elements by four-acid digestion with an ICP-MS finish. Any sample over 10 g/t gold are re-analysed by gravimetric fire assay (30g) for gold and silver. Any sample returning over 1% copper, lead or zinc are re-analysed by the base metal assay method with an ICP-OES finish. Analytical accuracy and precision are also regularly monitored by the laboratory through the analysis of reagent blanks, reference material and replicate samples. In addition, representative blind duplicate samples are routinely forwarded to an ISO-compliant third party laboratory for additional quality control.

Soil samples sent to ALS Peru are sieved to passing 180 microns (80 mesh) and then 25g (gold) and 0.5g (51 element) splits are dissolved using an aqua-regia digestion, followed by an ICP-MS finish. Rock samples are crushed to 70% passing 2mm , then 250g are pulverized to 75% passing 75 microns. They are then analysed for gold by fire assay (25g) and 33 elements by four-acid digestion with an ICP-AES finish (>1.0g) . The ALS analytical laboratory in Lima is ISO 9001:2008 and ISO 17025:2005 certified.

RISK FACTORS

Our independent auditors have expressed doubts about our ability to continue as a going concern.

The condensed consolidated financial statements for the three months period ended April 30, 2012 includes a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty, at this time. We have historically satisfied our capital needs primarily by issuing equity securities. If we are unable to continue to fund our operations through the issuance of equity securities we would have to cease operations.”

Lack of Board Independence: The board of directors is currently comprised of four directors, only one of whom is independent. The Company is actively attempting to appoint an additional independent director to the board of directors in order to bring the Company into compliance with the corporate governance rules and regulations that it is subject to, however there is no assurance when this will occur, if at all. The lack of independent directors on the board of directors may weaken the quality of oversight of the Company’s management and compromise the board of directors’ effectiveness in carrying out its duties and responsibilities.

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, currently in Peru. Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no known resource, and there are no known reserves, on any of the Company’s properties. The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 14

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Insufficient Financial Resources/Share Price Volatility: The Company does not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs in the financial year ending January 31, 2013. The Company’s ability to continue its exploration, assessment, and development activities depends in primarily on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements, sale of assets or some combination of these or other means. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. The Company’s priority is to maintain its Peruvian properties (all of which have holding costs during the financial year ending January 31, 2013). In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and into 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 15

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, market forces may render it difficult or impossible for the Company to secure places to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 16

Foreign Countries and Political Risk: All of the mineral properties held by the Company are located in Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country. Any changes in regulations or shifts in political conditions including those due to the recent change in government are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such country, the Company also maintains accounts in U.S. dollars and Peruvian nuevo soles. The Company’s operations in Peru and its proposed exploration expenditures in such country are denominated in either local currencies or U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners (as with many of the Company’s properties), it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction. The Company has not yet been successful in negotiating any formal surface access agreement

Title Matters: The Company cannot guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. The process of acquiring exploration concessions involves an application process (which can be quite lengthy) and, until title to an exploration concession is actually granted, there can be no assurance that an exploration concession which has been applied for will be granted (especially as it is not always possible to determine if there are prior applications over the same ground). Many of the exploration concessions for which the Company (or the optionee(s) from whom it holds an option to acquire an interest in an exploration concession) has applied in Peru, have not yet been granted, and the Company cannot provide any estimate of the time likely to complete any such applications or the likelihood of any of such applications being granted.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 17

Acquisition of Mineral Concessions under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of on-going expenditures. The Company does not presently have the financial resources required to make all payments and complete all expenditure obligations under its all of its various property acquisition agreements over their full term. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations: The Company has very limited experience in placing mineral resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 18

Uncertainty of Resource Estimates/Reserves: Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver, copper, iron or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. The Company has not established the presence of any resources or any proven or probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish any resources or proven or probable reserves at the Company’s properties. The failure to establish proven or probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities. Enforcement of Civil Liabilities: As substantially all of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 19

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in the Company’s common shares that are U.S. taxpayers: Investors in the Company’s common shares that are U.S. taxpayers should be aware that the Company believes that it has been in prior years, and expects it will be in the current year a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Due to the extreme complexity of the PFIC rules and the potentially materially adverse consequence to a shareholder that is a U.S. taxpayer of the Company being a PFIC, it is critical that each shareholder that is a U.S. taxpayer consult with that shareholder’s U.S. tax adviser before undertaking any transactions in the Company’s shares.

OUTLOOK

The Company closed its financing as previously announced on November 17, 2011 on May 25, 2012. Surface exploration of the Deborah Property will begin in due course and will initially focus on mapping, rock sampling, soil sampling, and geophysics.

The Company has been reviewing a number of project submittals, primarily gold projects, in other belts and jurisdictions. To date, none of the submittals reviewed have merit beyond minimal property investigation expenditure (defined as up to US$150,000). The Company remains strongly focussed on the Cordillera Del Condor project, but will continue to seek out and evaluate high-quality gold and copper exploration projects such as the recently acquired Deborah property.

There is no guarantee that the Company will meet working capital requirements on a continued basis.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 20

SUMMARY OF QUARTERLY RESULTS (Unaudited)

	Three Months Ended
	July 31,	April 30,	January 31,	October 31,
	2012	2012	2012	2011
	IFRS	IFRS	IFRS	IFRS
Total assets	$6,347,389	$6,745,579	$6,563,479	$14,589,185
Working capital	(1,041,770)	(896,673)	(961,191)	(640,524)
Net loss for the period	(1,390,298)	(133,270)	(8,290,138)	(809,642)
Basic and diluted income (loss) per share	(0.02)	(0.002)	(0.11)	(0.01)

	Three Months Ended
	July 31,	April 30,	January 31,	October 31,
	2011	2011	2011	2010
	IFRS	IFRS	IFRS	IFRS
Total assets	$16,018,334	$18,962,497	$21,168,408	$22,632,389
Working capital	1,077,874	4,320,821	6,461,170	8,462,240
Net loss for the period	(4,136,530)	(3,855,361)	(5,498,539)	(3,120,925)
Basic and diluted income (loss) per share	(0.05)	(0.05)	(0.07)	(0.05)

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $107,470 as at July 31, 2012 compared to $60,151 as at January 31, 2012. As at July 31, 2012 the Company had a negative working capital of $1,041,770 compared to working capital of $961,191 as of January 31, 2012. On May 25, 2012 the Company closed a non-brokered private placement of 13,190,391 shares at $0.09 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,049 were paid to certain finders for part of the private placement. In addition the Company has negotiated extended payments terms with certain vendors.

During the year ended January 31, 2012, the Company:

  Issued 270,000 common shares pursuant to the exercise of stock options for total proceeds of $155,000.
  Issued 2,362,000 common shares pursuant to the exercise of warrants for total proceeds of $1,535,300.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Note 7 in the Company’s audited consolidated financial statements for the year ended January 31, 2012.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiary for their immediate operating needs in Peru, all of the Company’s cash and cash equivalent reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s on-going operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and options. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. In addition, the Company can seek to raise funds through the sale of interests in its exploration properties, although current market conditions have substantially reduced the number of potential buyers/acquirers of any such interest(s). This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects. When acquiring an interest in exploration properties through purchase or option the Company will from time to time issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash (the majority of the Company’s outstanding option agreements require the issuance of common shares of the Company, as opposed to cash payments, to the vendors thereof).

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 21

In Q3 2011, the Company significantly reduced its staff on the Cordillera del Condor project, keeping only a few people to run the Taricori camp in care and maintenance mode. In April 2012, the Minera Afrodita agreement was terminated to reduce holding costs. The Company is conserving its working capital to the extent possible while still focusing on the development of its Peruvian mineral properties.

In May 2012, the Company completed a non-brokered private placement of common shares for gross proceeds of $1,187,135. However, the report of our independent auditors on our financial statements for the year ended January 31, 2012 included a note stating that our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. At the present time, the Company anticipates that its current liquidity and capital resources will be sufficient to fund its planned operations for approximately 3 months. After such time, the Company expects that it will require additional financing to fund its planned exploration of our current exploration properties and to continue its operations (including general and administrative expenses). There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets – see “Risk Factors –Insufficient Financial Resources/Share Price Volatility”. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. No assurance can be provided that the efforts of management will be successful.

SELECTED ANNUAL INFORMATION (IFRS)

	January 31, 2012	January 31, 2011	January 31, 2010
Operating Expenses	$8,776,868	$13,993,208	$14,359,323
Loss for the year	(17,091,671)	(13,728,240)	(14,590,939)
Loss per Share – Basic and Diluted	(0.23)	(0.20)	(0.29)
Total Assets	6,563,479	21,168,408	29,425,738
Long Term Liabilities	-	-	-
Cash Dividends Declared	-	-	-

RESULTS OF OPERATION

Six months ended July 31, 2012 compared to the six months ended July 31, 2011

The Company incurred a net loss of $1,523,568 for the period ended July 31, 2012, compared to a net loss of $7,991,891 in the same period of the prior year. The decrease in the net loss was due mainly to lower exploration and evaluation costs, $1,308,029 were incurred during the current period compared to $6,172,825 recorded in the same period of the prior year. The decrease is mainly due to drilling on the Cordillera del Condor project in the prior period. Other significant comparative changes are as follows:

Consulting fees of $64,039 during the current period compared to $295,796 in the same period of the prior year The decrease in consulting fees was affected by a change in the method of accounting for personnel and other administrative costs at our Peruvian subsidiary, and from efforts to lower consulting fees and use the liquidities for exploration and evaluation projects.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 22

Investor relations expenses of $14,391 during the current period compared to $386,062 recorded in the same period of the prior year. The decrease is due to effort in lowering marketing costs. This also includes $Nil (2011 - $90,510) of share-based payments.

Office and miscellaneous expenses of $60,797 during the current period compared to $190,100 in the same period of the prior year. The increase is due a change in the method of accounting for office personnel and other administrative costs at our Peruvian subsidiary.

Professional fees of $57,791 (2011 - $171,969) increased due to higher legal costs associated with mineral property acquisitions and other regulatory matters in the prior period.

Travel expenses of $17,692 were incurred in the current period compared to $90,797 in the same period of the prior year. The decrease is primarily due to lower activity.

Wages and benefits of $86,109 were incurred in the current period compared to $395,740 in the same period of the prior year. The decrease is due to lower activity.

The increase in the net loss was also due to a foreign exchange gain of $155,946 (2011 – foreign exchange loss of $263,109) resulting from changes in the value of Peruvian currency in relation to the Canadian dollar.

Three months ended July 31, 2012 compared to the three months ended July 31, 2011

A net loss of $1,390,298 for the three months ended July 31, 2012 was incurred compared to a net loss of $4,136,530 in the same period last year. The decrease in the net loss was due mainly to lower exploration and evaluation costs, $1,237,525 were incurred during the current period compared to $3,186,060 recorded in the same period of the prior year. The decrease is mainly due to drilling on the Cordillera del Condor project in the prior period. Other significant comparative changes are as follows:

Consulting fees of $27,305 were incurred during the current period compared to $134,456 recorded in the same period of the prior year. The decrease is due to lower consulting fees related to less activity.

Investor relations expenses of $4,974 were incurred during the current period compared to $104,320 recorded in the same period last year. The decrease is due to lower marketing costs. This category also includes $Nil (2012 -$36,011) of share-based payments.

Office expenses of $27,892 (2011 - $77,582) decreased primarily due to lower activity.

Professional fees of $89,496 compared to $73,931 recorded in the same period of the prior year. The increase is due to higher fees associated with the termination of the Afrodita property agreement, and other regulatory matters.

Wages and benefits of $31,653 were incurred during the current period compared to $180,204 recorded in the same period of the prior year. The decrease is due to lower activity.

TRANSACTIONS WITH RELATED PARTIES

During the period ended July 31, 2012, the Company entered into the following transactions with related parties:

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 23

Name	Relationship	Purpose of transaction	Amount
Marla K. Ritchie	Corporate Secretary	Consulting	$12,000
Carlos Ballon Barraza	Director of the Company	Consulting	$45,316
Anton Drescher	Director and CFO of the Company	Consulting	$8,300
John Drobe	VP Exploration	Consulting	$76,577
Cardero Resource Corp.	Company with common officers and directors	Office and miscellaneous	$40,002
		Professional fees	$18,720
		Regulatory	$3,950
		Travel	$15,385
		Wages and benefits	$422

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

As at the date of this MD&A there are no proposed transactions where the board of directors or senior management believe that confirmation of the decision by the board is probable or with which the board and senior management have decided to proceed.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal control over financial reporting or any other factors during the three months period ended July 31, 2012, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of estimates include accrual of liabilities, rates of amortization of property and equipment, impairment and recoverability of interests in exploration properties, amounts of provisions for environmental rehabilitation, assumptions used to determine the fair value of share-based payments, and determination of the recoverability of future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial assets and liabilities are initially recognized at fair value on settlement date and are subsequently measured based on their classification. Transaction costs are expensed when incurred. Regular purchases and sales of financial instruments are recognized at trade date.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 24

Fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment. Loans and receivables are comprised of accounts receivable.

Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest rate method. Transaction costs are added and amortized to the statements of operations and comprehensive loss over the life of the financial instrument on an effective yield basis.

Available-for-sale financial assets

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.

(ii) Financial liabilities

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities and due to related parties.

CHANGE IN MANAGEMENT

On October 31, 2011, Keith J. Henderson stepped down as President, CEO and Director to pursue other interests. Anton (Tony) J. Drescher, currently a director and shareholder, has been appointed CFO. Mr. Drescher is a Certified Management Accountant, a designation he has held since 1981. His experience includes; director of International Tower Hill Mines Ltd., a public mineral exploration and development company listed on the TSX and NYSE MKT, (since 1991); director of Trevali Mining Corporation, a public natural resource company listed on the TSX (since 2010); president and a director of Ravencrest Resources Inc., a public company listed on the CNSX (since 2007); and a director of Corvus Gold Inc., a public natural resource company listed in TSX (since 2010).

Concurrently, Dr. Mark D. Cruise resigned his position as Director and was replaced by Rowland Perkins who has been appointed interim President and CEO. Mr. Perkins is currently the President, CEO and a director of Ebackup Inc. (since 2001). He is a graduate of the University of Manitoba (BA, Economics). Mr. Perkins has also served as a director of Oculus Vision Tech Inc. since January 2005, Strikepoint Gold since 2011, Corvus Gold Inc. since 2010 and was a former Director of International Tower Hill Mines from 2005 to 2010.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2012	Page 25

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at July 31, 2012 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of July 31, 2012, the disclosure controls and procedures were effective. However, Management and the Board recognize that no matter how well designed the Company’s control systems are, such controls can only provide reasonable assurance, not absolute assurance, of detecting, preventing and deterring errors.

DISCLOSURE OF OUTSTANDING SHARE DATA (AS AT SEPTEMBER 26, 2012)

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	89,830,368	$56,461,592

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date
150,000	$1.35	November 3, 2012
1,095,000	$1.20	January 25, 2013
1,245,000

There are no warrants outstanding as of September 26, 2012.

DISCLOSURE OF MANAGEMENT COMPENSATION

In accordance with the requirements of Section 19.5 of TSXV Policy 3.1, the Company provides the following disclosure with respect to the compensation of its directors and officers during the three months period ended July 31, 2012:

Amount Paid/
Name of Director/Officer	Position	Category	Accrued
Marla Ritchie	Corporate Secretary	Consulting Fees	$ 12,000
John Drobe	VP Exploration	Consulting Fees	$ 76,577
Carlos Ballon Barraza	Director	Consulting Fees	$ 22,434
Anton Drescher	Director, Interim CFO	Consulting Fees	$ 45,316

ADDITIONAL INFORMATION

Additional information relating to our company is available on SEDAR at www.sedar.com.